

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2017

Mail Stop 4720

Via E-mail
Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

      Re: **IBERIABANK Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 21, 2017
              File No. 001-37532

Dear Mr. Restel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Non-GAAP Measures, page 40

1.   We note your presentation of the non-GAAP measure, core pre-provision earnings. Please revise future filings to change the name of this non-GAAP measure to more accurately reflect its content. In this regard, the use of the word ``core´´ implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses and other credit costs from net income to arrive at ``core´´ earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services